     As filed with the Securities and Exchange Commission on June 28, 2000

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999


                                      OR


            [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                       Commission file number 333-77145


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          PG&E Corporation Retirement Savings Plan


     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

          PG&E Corporation
          77 Beale Street
          P.O. Box 77000
          San Francisco, CA  94177
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                             REQUIRED INFORMATION

     1. The Statements of Net Assets Available for Benefits of the Retirement Savings Plan as of December 31, 1999 and 1998 and the Statements of Changes in Net Assets Available for Benefits for the years then ended, together with the report of Deloitte & Touche LLP, independent accountants, are contained in
Exhibit 1 to this Annual Report.

     2. The Consent of Deloitte & Touche LLP, independent accountants, is contained in Exhibit 2 to this Annual Report.

                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              PG&E CORPORATION RETIREMENT SAVINGS PLAN



Date:  June 28, 2000          By:  Bruce R. Worthington
                                   ----------------------------
                                   Bruce R. Worthington
                                   Chairman, Employee Benefit Committee